RESOLUTIONS OF THE BOARD OF DIRECTORS
OF JUNIATA VALLEY FINANCIAL CORP.

WHEREAS, the Board of Directors believes it is in the best interests of Juniata Valley Financial Corp. (the “Company”) that the Company’s bylaws be amended to provide a notice period for submission of shareholder nominations which provides adequate time for the Company’s nominating committee to assess and evaluate the proposed nominee in a thoughtful and responsible manner.

RESOLVED, that Section 8.1 of the Company’s bylaws be, and hereby is, deleted in its entirety and replaced with the following:

SECTION 8.1. Any shareholder who intends to nominate or to cause to have nominated any candidate for election to the Board of Directors (other than any candidate proposed by the Corporation’s then existing Board of Directors or nominating committee) shall so notify the Secretary of the Corporation in writing, which notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Such notification shall contain the following information to the extent known by the notifying shareholders:

(a) the name and address of each proposed nominee;

(b) the age of each proposed nominee;

(c) the principal occupation of each proposed nominee;

(d) the number of shares of the Corporation owned by each proposed nominee;

(e) the total number of shares that to the knowledge of the notifying shareholder will be voted for each proposed nominee;

(f) the name and residence address of the notifying shareholder; and

(g) the number of shares of the Corporation owned by the notifying shareholder

Any nomination for director not made in accordance with this Section shall be disregarded by the Chairman of the meeting, and votes cast for each such nominee shall be disregarded by the judges of election. In the event that the same person is nominated by more than one shareholder, if at least one nomination for such person complies with this Section, the nomination shall be honored and all votes cast for such nominee shall be counted.